

November 20, 2023

Mary Riskey
Chief Financial Officer
Two Harbors Investment Corp.
1601 Utica Avenue South, Suite 900
St. Louis Park, Minnesota 55416

> **Re: Two Harbors Investment Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 8-K filed July 31, 2023**
> **Response dated November 3, 2023**
> **File No. 001-34506**

Dear Mary Riskey:

We have reviewed your November 3, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 20, 2023 letter.

Form 8-K filed July 31, 2023

Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Financial Information , page 11

1.   We note your response to our comment 3 and your proposed revisions. Please address the following:
   - We refer you to your tables 1-3 within your response. Please tell us what consideration you gave to each such table representing a non-GAAP income statement. Reference is made to Questions 102.10(b) and 102.10(c) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
   - We refer you to your table 4 within your response. It appears that you intend to continue to present income excluding market-drive value changes to common stockholders within your earnings release. Please tell us what consideration you gave

to such measure being a tailored accounting principle. Reference is made to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction